UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2002                       SEC FILE NUMBER 001-09418
                                                        CUSIP NUMBER 05459Q 10 7
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant                  Axia Group, Inc.
                                                  ----------------

         Former Name if Applicable

         Address of Principal Executive Office:   268 West 400 South, Suite 300
                                                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company's financial and corporate structure was changed in the first quarter as a result of the sale of assets to Nexia Group, Inc. and the acquisition of a controlling interest in that corporation. The related consolidation of the two company's operations and financial information combined to delay the preparation of quarterly financial statements for the Company and their inclusion in the preparation of the Company's 10-QSB. These delays will not allow for the timely completion of the 10-QSB for the first quarter of 2002. The Company consequently cannot file its form 10-QSB without undue expense.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                    Richard D. Surber         President         (801) 575-8073
                    ------------------------------------------------------------
                    (Name)                     (Title)        (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                        (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        ( ) Yes (X) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                    Sales of real estate generated significant revenues in the 3rd Quarter of 2000, no sales took place during the corresponding period for the year 2001 and revenues will thus decrease significantly.

                                     Axia Group, Inc.
--------------------------------------------------------------------------------
                       (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002          By: /s/  Richard D. Surber
      ------------          --------------------------
                            Name: Richard D. Surber
                            Title:    President



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